UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-118658

VWR International, LLC (formerly known as VWR International, Inc.)

(Exact name of registrant as specified in its charter)

1310 Goshen Parkway
P.O. Box 2656
West Chester, PA 19380

(610) 431-1700

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

6 7/8% Senior Notes due 2012

8% Senior Subordinated Notes due 2014

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      Three (3)

Pursuant to the requirements of the Securities Exchange Act of 1934, VWR International, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VWR International, LLC

Date: July 12, 2007	By:	/s/ George Van Kula
		Name:	George Van Kula
		Title:	Senior Vice President, General Counsel &
Secretary